Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711
Email: sam.goldstein@lfg.com

VIA EDGAR

July 30, 2025

Samantha Brutlag, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Royalties Income Fund, LP (the “Trust”)
	File Nos.:	File Nos. 333-285895 and 811-24065
	Fund:	Lincoln Partners Group Royalty Fund (the “Fund”)

Dear Ms. Brutlag:

This letter responds to your comments, provided via email on April 14, 2025, to the Trust’s initial registration statement filed on Form N-2 on March 19, 2025. Any comments to the disclosure for one Fund will be applied to both Funds, where applicable.

The following are your comments and the Trust’s responses.

General

1.

We note that portions of the registration statement are incomplete. Please provide the staff with all missing information and disclosure for review as soon as practicable including, without limitation, the completed fee table, hypothetical expense examples, effects of leverage disclosure, references to the auditor, auditor consent, and financial statements.

RESPONSE: Please see the revised registration statement.

Cover Page

2.

Disclosure on the cover page states: “To provide shareholders with limited liquidity, the Fund conducts repurchases of Shares in each quarter.” Please revise this sentence to clarify that the Fund “may conduct repurchases of Shares.” The staff notes that disclosure in the same paragraph states, “The Board has complete discretion to determine whether the Fund will engage in any share repurchase.””

RESPONSE: The clause in question has been removed. The paragraph now reads:

The Shares are not listed on any securities exchange. To provide shareholders with limited liquidity, the Fund intends to offer to repurchase Shares from Shareholders in each quarter in an amount up to 5% of the Fund’s net asset value

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711
Email: sam.goldstein@lfg.com

(“NAV”), calculated as of the prior calendar quarter end. The Board of Trustees (the “Board”) has complete discretion to determine whether the Fund will engage in any share repurchase, and if so, the terms of such repurchase. See “Repurchases of Shares.”

3.

Disclosure on the cover page states, “There is no assurance that quarterly distributions paid by the Fund will be maintained at the targeted level or that distributions will be paid at all.” Please clarify what is meant by “targeted level” or delete the reference. The prospectus does not appear to include any disclosure regarding a specific “targeted level” of distributions.

RESPONSE: The clause has been revised. The language now reads:

There is no assurance that quarterly distributions paid by the Fund will be maintained at any particular level or that distributions will be paid at all.

4.

Disclosure on the cover page states: “The Adviser and the Fund rely on exemptive relief to, among other things, (i) designate multiple classes of Shares; (ii) impose on certain of the classes an early redemption fee and schedule for waivers of such fee; and (iii) impose class specific annual asset-based distribution fees on the assets of various classes of Shares to be used to pay for expenses incurred in fostering the distribution of the Shares of the particular class.” Please provide the staff with the status of this exemptive relief.

RESPONSE: The Registrant filed an application for exemptive relief on April 4, 2025. Please see the Registrant’s EDGAR page for further detail.

Summary of Terms

5.

Under the heading “Investment Opportunities and Strategies”, the disclosure on p. 1 explains that the Fund “seeks to achieve its investment objective by primarily investing in a portfolio of direct investments in royalties, Royalties Funds, and other income-oriented investments such as BSLs, listed royalties and credit instruments…backed by royalties.” Please disclose the types of royalties in which the fund will invest (e.g., music, TV, books, sports, brands, patents, franchises).

RESPONSE: The following sentence has been added in the next paragraph (and additional detail added in various sections of the prospectus):

The Fund may invest in any type of royalty, including, without limitation, those related to pharmaceuticals, media, music, sports, brands, oil and gas production, and carbon credits. In addition, the Fund may invest in royalties relating to any industry sector.

6.

Under the heading “Investment Opportunities and Strategies”, the disclosure on pp. 1-2 describes Royalty Funds and royalty investments in securities issued by special purpose vehicles (“SPVs”). Please describe the structure of these Royalty Funds and SPVs, clarifying the extent to which they are private funds or entities relying on the exclusions under Sections 3(c)(1) and 3 (c)(7) and if the fund will invest more than 15% of its assets in these funds and

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711
Email: sam.goldstein@lfg.com

SPVs. In your response, please confirm if the Fund intends to consolidate such SPVs, if they are controlled by the Fund.

RESPONSE: The Fund may, but is not required to, invest more than 15% of its assets in entities relying on the exclusions under 1940 Act Sections 3(c)(1) and 3(c)(7). The Fund will invest in SPVs and Royalty Funds that it expects will generally be organized as limited liability companies or limited partnerships, and which will rely on the exclusions from the definition of an investment company under Section 3(c)(1) or 3(c)(7) of the 1940 Act or will not be required to rely on such exclusions in order to not be investment companies (e.g., by virtue of not holding securities, among other reasons). Each SPV will limit investment to, at a minimum, accredited investors. The SPVs in which the Fund expects to invest are vehicles that provide access, directly or indirectly, to a specific royalty stream. Certain SPVs organized by the sellers of such securities may charge a performance fee and administrative and other management fees.

The Fund intends to consolidate any SPVs that are controlled by the Fund.

7.

Under the heading “Investment Management Fee and Incentive Fee” on p. 3, there is a section discussing the incentive fee and how it is calculated. Please supplementally explain to the staff how the Fund accounts for estimated and actual “trued up” return on capital (if distributions from natural resource related royalties are affected by depletion allowances) in the calculation of the incentive fee.

RESPONSE: The Fund does not directly calculate or apply depletion allowances. These calculations would be performed by the operating entities that own and manage the natural resource assets. Such entities determine their financial performance, including the application of depletion allowances, in accordance with their own accounting policies and procedures. Based on this, they make distributions to their investors, including the Fund.

The Fund would receive these distributions—whether classified as return of capital, realized gains or losses, dividends, or otherwise—and incorporate them into the incentive fee calculation in the same manner as distributions from other portfolio investments. The Fund does not independently adjust these amounts for depletion.

To the extent that changes in depletion allowances materially impact the cash flows of the underlying asset, such changes are reflected in the fair value of the Fund’s investment through the Fund’s valuation review process. Any resulting change in fair value may subsequently affect the incentive fee calculation.

8.

Under the heading “Repurchases of Shares” on p. 8, please bold the following disclosure in the third paragraph: “The Fund has no obligation to repurchase Shares at any time” and “There can be no assurance that the Board of Trustees will approve the Adviser’s recommendation that the Fund repurchase shares.”

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711
Email: sam.goldstein@lfg.com

RESPONSE: The requested revision has been made.

Summary of Fees and Expenses

9.	Given the nature of the Fund’s underlying investments, please include a footnote to the Acquired Fund Fees and Expenses (“AFFE”) line of the fee table that:

(1)	discloses the typical Incentive Allocation or such other fee (expressed as a percentage) to be paid to the investment advisers of the Acquired Funds (or an affiliate);

RESPONSE: The following text has been added as a footnote to the AFFE line of the fee table:

Acquired Fund Fees and Expenses (“AFFE”) are the indirect costs of investing in other investment companies and other pooled investment vehicles. AFFE are estimated for the Fund’s current fiscal year based on historic fees and expenses. AFFE may include an incentive allocation or other fee based on income, capital gains and/or appreciation (an “Incentive Allocation”) payable to the adviser of an acquired fund. While the amount of such fees vary by acquired fund, performance fees, if charged, tend to be approximately 20% of the acquired fund’s profits above an 8% hurdle rate (a minimum rate of return). Future AFFE may be substantially higher or lower because certain fees are based on the performance of the acquired funds, which may fluctuate over time.

(2)	discloses that Acquired Funds’ fees and expenses are based on historic fees and expenses; and

RESPONSE: The requested revision has been made.

(3)	states that future Acquired Funds’ fees and expenses may be substantially higher or lower because certain fees are based on the performance of the Acquired Funds, which may fluctuate over time.

RESPONSE: The requested revision has been made.

10.	Please confirm that the fees of SPVs, which are entities relying of section 3(c)(1) and 3(c)(7) of the Investment Company Act of 1940, are captured in the AFFE line of the fee table.

RESPONSE: The fees of SPVs that are entities relying on section 3(c)(1) and 3(c)(7) of the 1940 Act are captured in the AFFE line of the fee table.

11.	Please confirm that wholly-owned subsidiaries’ investment management fees and expenses are included in their respective categories in the fee table.

RESPONSE: The Trust confirms that wholly-owned subsidiaries’ investment

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711
Email: sam.goldstein@lfg.com

management fees and expenses are included in their respective categories in the fee table.

12. Please clarify any assumptions in relation to the treatment of the incentive fees in the expense example on p. 13.

RESPONSE: Expense examples have been updated to reflect two scenarios: first, where the 5% return is made up of income, and therefore leads to an incentive fee; and second, where the 5% return is made up of gains, and therefore does not lead to an incentive fee.

Investment Objective, Opportunities and Strategies

13. Under the sub-heading “Investment Opportunities and Strategies” beginning on p. 17, please disclose the industries in which the fund expects to be invested or exposed to through such royalties. The principal risks address the entertainment industry (music, film, tv, and sports), pharmaceutical/healthcare industry, branded goods, extractive industries (sub-surface and natural resources), and carbon credit industry. If this list is not exhaustive, disclosure stating that should also be included. This is important and material information regarding the Fund’s strategies that a prospective investor should know.

RESPONSE: The following sentence has been added to clarify:

The Fund may invest in any type of royalty, including, without limitation, those related to pharmaceuticals, media, music, sports, brands, oil and gas production, and carbon credits. In addition, the Fund may invest in royalties relating to any industry sector.

In addition, the following language has been added to the summary, on page 1 of the prospectus, under the heading “INVESTMENT OPPORTUNITIES AND STRATEGIES”:

The Fund invests at least 25% of its total assets in “Intellectual Property Rights Industries”, which is the group of industries where the value and/or potential value of the Fund’s investments arise from, or are underpinned by, intellectual property rights (such as copyrights, trademarks, patents, licenses, or other rights to intellectual property): media and entertainment (music, film, and television), pharmaceuticals and healthcare, and consumer discretionary (sports and brands).

The Registrant believes that the currently listed principal risks represent the principal risks of the Fund.

14. Under the sub-heading “Investment Opportunities and Strategies”, the disclosure on p. 17 states that the Fund will invest in a mix of royalty investments, including 0-70% in Royalties Funds. This disclosure implies that the Fund may invest more than 15% of its net assets in

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711
Email: sam.goldstein@lfg.com

Royalties Funds that may rely on sections 3(c)(1) or 3(c)(7). Please note that registered closed-end funds that invest more than 15% of their net assets in such as 3(c)(1) or 3(c)(7) funds should impose a minimum initial investment requirement of at least $25,000 and restrict sales to investors that, at a minimum, satisfy the accredited investor standard. Please explain to the staff why it is or would be appropriate for the fund to offer shares without imposing these limitations. We may have additional comments after reviewing your response.

RESPONSE: The Registrant notes recent public remarks from the SEC Chairman1 and the SEC staff2 to the effect that the staff will no longer give this comment for funds such as the Fund. The Fund therefore respectfully declines to impose such investor restrictions at this time. The Fund has updated its disclosure to address the specialized nature of the Fund, including that the Fund is not a complete investment program as follows: “The Fund’s Shares should be viewed as a long-term investment within a multi-asset personal portfolio and should not be viewed individually as a complete investment program.”

15.

Under the sub-heading “Investment Opportunities and Strategies”, the prospectus includes disclosure on p. 17 regarding “Royalties Primary Investments and Secondary Investments”, which states: “Secondaries have the benefit that they may exhibit little or none of the J-curve characteristics associated with primary investments.” Please include a brief explanation of what this sentence means in plain English.

RESPONSE: The text has been replaced as follows:

Secondary investments mean buying a stake in a fund after capital has already been raised through a private deal, which may allow secondary investments to avoid — or greatly shorten — an early-stage dip in returns (the “J-curve”) that new, primary investments often experience.

16.

Under the sub-heading “Investment Opportunities and Strategies” on pp. 17-18, the disclosure states that the Fund will invest in royalties debt investments and other types of loans. Please clarify here the quality of the debt instruments in which the fund may invest, including that the fund may invest in securities that are rated below investment grade.

RESPONSE: The following text has been added:

… The Fund will invest in royalty debt investments and broadly syndicated loans. The royalty debt investments tend to fall into two buckets. First, the Fund will have a limited number of senior secured loans that have first-ranking security over the relevant assets. Second, and more commonly, the Fund will provide mezzanine financing through a “royalty backed note”. These will typically be structurally

1 Paul S. Atkins, Chairman, Prepared Remarks Before SEC Speaks, (May 19, 2025), https://www.sec.gov/newsroom/speeches-statements/atkins-prepared-remarks-sec-speaks-051925.

2 Director of Investment Management Natasha Vij Greiner, Remarks at SEC Speaks (May 20, 2025).

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711
Email: sam.goldstein@lfg.com

subordinated to a senior creditor and will have a more limited covenant package and collateral (typically security over cash and equity in an intermediate holding company of the assets). Such loans are unrated and bilateral between one or more affiliated lenders and the borrower.

Broadly Syndicated Loans, Listed Royalties and Credit Instruments. Broadly syndicated loans are loans that are typically originated and structured by banks on behalf of large corporate borrowers. Broadly syndicated loans are sub-investment grade loans with an average credit rating of B, but the credit rating may be lower if the investment team has strong conviction on the upside potential. …

17.

Under the sub-heading “Investment Opportunities and Strategies” on pp. 17-18, the disclosure states that the fund may invest in derivatives. Please supplementally explain to the staff how the Fund anticipates being able to invest in derivatives instruments while remaining in compliance with the VaR test under Rule 18f-4. In addition, please identify to the staff the designated reference index it intends to use. If the Fund is relying on the absolute VaR test (rare), the fund should explain how it determined that it could not find an appropriate designated reference portfolio.

RESPONSE: The Fund will qualify as a limited derivatives user, and therefore will not be subject to VaR test under Rule 18f-4. The Fund has concluded that derivatives usage and its consequent risks may still be considered “principal” despite falling below the threshold for qualify as a limited derivatives user under Rule 18f-4. The Fund has added disclosure under Hedging Techniques to provide further information on the types of derivatives that the Fund may use (including disclosing that it will be a limited derivatives user), as well as certain additional risks.

Types of Investments and Related Risks

18. The staff notes that the Fund intends to use derivatives, as disclosed in the principal investment strategies section of the prospectus and elsewhere throughout the filing. Please include appropriate risk disclosures regarding the use of derivatives.

RESPONSE: The requested revision has been made. The Fund has added disclosure under Hedging Techniques to provide further information on the types of derivatives that the Fund may use (including disclosing that it will be a limited derivatives user), as well as certain additional risks.

19. Under the sub-heading “Risks Related to Investment Strategies, Fund Investments, and the Fund’s Investment Program”, the Fund has included a section entitled “Carbon Credit Industry Risks” on pp. 28-29. Please provide greater clarity as to how the carbon credit industry relates to royalties. Also, to the extent investments in carbon credits and any related royalties are a principal investment of the Fund, please include such investments in response to Comment 5 above.

RESPONSE: As disclosed in the N-2 filing, royalties are a contractual or other

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711
Email: sam.goldstein@lfg.com

legally binding arrangement pursuant to which a person owning an asset (of any nature whatsoever, including physical or intangible) sells such asset to, or otherwise permits the use of such asset by another person in exchange for ongoing payments of a proportion of the revenue, profits, production or any other agreed amount or property (including securities) deriving from such asset.

To the extent that carbon credits are assets, they can underly a stream of royalties. Carbon credits have been added to the list of potential royalty assets the Fund may invest in. While not an investment focus of the Fund, it is possible for the Fund to finance against projects generating carbon credits and, consequently, the Fund would be due a percentage of the credits (e.g., reforestation projects). This type of investment is expected to be less than 5% of the Fund.

Management of the Fund

20.

In the section entitled “Portfolio Managers” beginning on p. 41, Form N-2 requires the Fund to disclose, among other things, the length of service of each portfolio manager employed by or associated with the Registrant or an investment adviser or sub-adviser of the Registrant, as well as their business experience during the past 5 years. The staff notes that while this information is included for some of the portfolio managers, it is missing for others. Please revise this section to clearly disclose each portfolio manager’s length of service with Partners Group and their business experience during the past 5 years. See Item 9.1.c of Form N-2.

RESPONSE: The requested revision has been made.

Investment Management Fee and Incentive Fee

21.

Under the sub-heading “Incentive Fee” on p. 46, the disclosure states “Fund pre-incentive fee net investment income does not include any component of capital gains or capital appreciation.” Please revise this sentence in plain English.

RESPONSE: The Registrant believes that the current language accurately sets out the calculation methodology using the most precise terminology. Because the subject is a technical aspect of how the incentive fee is calculated, the Registrant believes that “plain English” would not be appropriate and could lead to confusion.

Repurchases of Shares

22.

Rule 14e-8 under the Securities Exchange Act of 1934 prohibits announcements of tender offers without the intention to commence such offers within a reasonable time. Please revise the disclosure under the section entitled “Repurchases of Shares” beginning on p. 52 to limit the discussion of tender offers to general information like how tender offers will be funded, any general frequency (i.e., quarterly, semi-annually, annually, etc.), the effect that share repurchases and related financings might have on expense ratios and portfolio turnover, the ability of the fund to achieve its investment objectives, and potential tax consequences to investors. We believe that specific procedures that the fund currently intends to follow at the time it makes a tender offer, such as how the price to be paid for tendered shares will be determined, how long the offer will

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711
Email: sam.goldstein@lfg.com

remain open, and when payment will be made are more appropriate to disclose in the tender offer documents sent to investors when an offer is made.

RESPONSE: The requested revision has been made. The paragraph has been updated to remove the specific detail on the tender offer process.

Purchase of Shares

23.

Under the sub-heading “Purchase Price” on p. 59, the disclosure refers to the “Fund’s daily NAV.” Please revise this disclosure to make clear that the Fund’s NAV is calculated monthly. References to the “Fund’s daily NAV” may be confusing to investors absent clarification.

RESPONSE: The word “daily” has been deleted.

24.

Under the sub-heading “Class A Shares”, the disclosure on p. 60 states that investors may be able to buy Class A Shares without a sales load when “purchasing Shares through a Financial Intermediary that has a special arrangement with the Fund.” Please disclose the intermediary-specific sales load variations in the prospectus.

RESPONSE: The disclosure will be updated when special arrangements are agreed upon with financial intermediaries.

Tax Aspects

25.

Under the sub-heading “Taxation of U.S. Shareholders”, the disclosure on p. 67 states that “the Fund may invest in certain royalty investments through taxable corporations.” Please clarify if the taxable corporations referenced are primarily controlled by the Fund and/or are wholly-owned subsidiaries. In addition, as applicable, please address the following for subsidiaries:

a.	Disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) on an aggregate basis with a subsidiary.

RESPONSE: The Trust has added the following disclosure under the discussion of the Fund’s usage of subsidiaries for tax purposes:

The Fund will comply with provisions of Section 8 and Section 18 of the 1940 Act governing capital structure and leverage on an aggregate basis with any subsidiary. The Fund and any subsidiary will comply with provisions of Section 17 of the 1940 Act related to affiliated transactions and custody.

b.

Disclose that the Fund complies with the provisions of the Investment Company Act governing capital structure and leverage (Section 18) on an aggregate basis with a subsidiary so that the Fund treats a subsidiary’s debt as its own for purposes of Section 18.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711
Email: sam.goldstein@lfg.com

RESPONSE: The requested revision has been made. Please see the Trust’s response to Comment 25(a).

c.

Disclose that any investment adviser to the subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act. Any investment advisory agreement between a subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and a subsidiary’s investment advisory agreements may be combined.

RESPONSE: The Fund acknowledges the SEC staff’s comments and notes that it does not expect that any Subsidiary entity will be party to an investment advisory contract separate from that applying to the Fund. Furthermore, the Fund’s Subsidiary entities will not be registered investment companies under the 1940 Act and therefore will not be subject to the requirements of Section 15 thereof. The Fund does not currently intend to create or acquire primary control of any Subsidiary other than Subsidiaries that are wholly owned by the Fund. The Fund confirms that the Fund’s Investment Advisory Agreement will govern all wholly owned Subsidiary entities and their assets. In the event that the Fund primarily controls a Subsidiary that is not covered by the Fund’s Investment Advisory Agreement, the Fund undertakes to file any investment advisory agreement to which such Subsidiary is a party. The Fund respectfully submits that no disclosure revisions are necessary in response to this comment.

d.	Disclose that each subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.

RESPONSE: The Fund respectfully submits that any Subsidiary entity will not be a registered investment company under the 1940 Act and therefore is not required to comply with the requirements of the 1940 Act applicable to registered investment companies, including Section 17. However, the Fund will apply the provisions relating to affiliated transactions and custody set forth in Section 17 of the 1940 Act and/or the rules thereunder to each of its Subsidiary entities. At this time, no subsidiary entities have been formed, and there are no related custodians to disclose. The Fund has revised its disclosure as stated in Response 25.a.

e.

Disclose any of the subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a subsidiary should reflect aggregate operations of the Fund and a

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711
Email: sam.goldstein@lfg.com

subsidiary.

RESPONSE: The current disclosure includes any subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund.

f.	Explain in correspondence whether the financial statements of a subsidiary will be consolidated with those of the Fund. If not, please explain why not.

RESPONSE: The Trust confirms that the financial statements of the Fund and any wholly-owned subsidiary will be consolidated.

g.

Confirm in correspondence that a subsidiary and its board of directors will agree to inspection by the staff of a subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder-we may have further comments.

RESPONSE: The Trust confirms that any wholly-owned subsidiary and its board of directors will agree to inspection by the Staff of the subsidiary’s books and records.

Statement of Additional Information (“SAI”)

Fundamental Policies

26.

The Fund indicates on p. B-11 that it has adopted a “Real Estate Fundamental Policy” that permits it to “invest directly or indirectly in real estate or interests in real estate, securities that are secured or represent interest in real estate . . . mortgage-related securities, investment funds that invest in real estate, or in companies engaged in the real estate business or that have a significant portion of their assets in real estate (including REITs).” The staff notes that real estate related investments are not mentioned in the prospectus. Please supplementally explain to the staff how these real estate investments relate to the Fund’s investment strategy and if necessary, add relevant disclosure regarding such investments to the prospectus.

RESPONSE: The Registrant has removed this language regarding real estate investments. The following has been added:

FUNDAMENTAL INVESTMENT RESTRICTIONS

The Fund may not: … (6) Purchase or sell real estate. This policy does not preclude the Fund from investing in securities or other instruments secured by real estate or interests therein or in securities or other instruments of companies that invest in real estate, and the Fund may hold and continue to hold real estate as a result of corporate actions or defaults on securities or other instruments secured by real estate.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711
Email: sam.goldstein@lfg.com

Financial Statements

27.

The staff notes a placeholder in the SAI for the inclusion of financial statements. Please confirm that these will be audited, include a Schedule of Investments, be prepared in accordance with Regulation S-X Section 12-12 through 12-14 and be accompanied by a consent from the Fund’s independent registered public accountant.

RESPONSE: The financial statements will be audited, include a Schedule of Investments, be prepared in accordance with Regulation S-X Section 12-12 through 12-14 and be accompanied by a consent from the Fund’s independent registered public accountant.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/Samuel K. Goldstein
Samuel K. Goldstein, Esq.
Chief Counsel – Funds Management

Enclosures

cc:	Ronald A. Holinsky, Esq.
Christian Pfeiffer, Esq.
Teriana Griggs
Stacey Angel